Black Tusk Minerals Inc.

7425 Arbutus Street

Vancouver, British Columbia

Canada V6P 5T2

November 25, 2009

VIA: EDGAR and Facsimile Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn: Ms. Tracy L. McNeil

Re:	Request for Acceleration - Black Tusk Minerals Inc.
Registration Statement on Form S-1
(File No. 333-162225)

Ladies and Gentlemen:

On behalf of Black Tusk Minerals Inc., the undersigned hereby respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (File No. 333-162225) and permit such Registration Statement to become effective at 12:00 p.m. (Eastern Time) on Tuesday, December 1, 2009, or as soon thereafter as practicable.

Black Tusk Minerals Inc. hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

Black Tusk Minerals Inc.

By:	/s/ Gavin Roy
Name: Gavin Roy
Title: President